Filing by Columbia ETF Trust I pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company:

Columbia Funds Series Trust I

(SEC File No. 811-04367)

Supplement dated August 27, 2026
to the Prospectus and Summary Prospectus of the following fund:
Fund	Prospectus and Summary Prospectus Dated
Columbia Funds Series Trust I
Columbia Integrated Large Cap Growth Fund II	8/1/2026
As previously announced, at a meeting held on June 18, 2026, the Boards of Trustees of Columbia Funds Series Trust I and Columbia ETF Trust I (the Board) approved an Agreement and Plan of Reorganization pursuant to which Columbia Integrated Large Cap Growth Fund II (the Target Fund) will transfer all of its assets and liabilities to Columbia Large Cap Growth ETF (the Acquiring Fund) in exchange for shares of the Acquiring Fund (the Reorganization).
The Reorganization does not require shareholder approval, and shareholders will not be asked to vote on the Reorganization. Target Fund shareholders will be sent a combined Information Statement/Prospectus (the Combined Information Statement/Prospectus) containing further information regarding the Reorganization and the Acquiring Fund. The Combined Information Statement/Prospectus is being mailed on or about September 17, 2026. The Reorganization is expected to close on or about November 23, 2026 (the Reorganization Date). Shareholders will receive exchange traded fund (ETF) shares of the Acquiring Fund equal in value to their investment in the Target Fund (less the value of cash to be distributed to such shareholders in lieu of fractional shares of the Acquiring Fund). As discussed further below, some shareholders may need to take additional action in order to buy and sell ETF shares of the Acquiring Fund (Acquisition Shares) received in connection with the Reorganization. However, the Reorganization will not dilute the value of your investment. Cash payments received in lieu of fractional Acquisition Shares (because the Acquiring Fund does not issue fractional shares) will be taxable for shareholders who hold fractional shares in a taxable account.
Columbia Management Investment Advisers, LLC (the Investment Manager) serves as the investment adviser to each of the Target Fund and Acquiring Fund. During the period leading up to the Reorganization, the Investment Manager will seek to align the portfolio of the Target Fund with that of the Acquiring Fund. During this time, the Target Fund may not be pursuing its investment objectives and strategies, and limitations on permissible investments and investment restrictions will not apply. The sales and purchases of securities during the transition period are expected to result in buy and sell transactions and such transactions may be made at a disadvantageous time. In addition to the transaction costs associated with this repositioning of the Target Fund's portfolio in connection with the Reorganization, such sell transactions could result in increased taxable distributions to Target Fund shareholders holding shares in a taxable account.
You may purchase Target Fund shares until November 18, 2026. The Target Fund will accept requests for redemptions or exchanges only if received in proper form before the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time or the time trading closes on the NYSE, whichever is earlier) on November 19, 2026. Any shares not redeemed or exchanged before such time will be exchanged for Acquisition Shares on the Reorganization Date; and, after such time, Target Fund shareholders wishing to sell their Acquisition Shares must do so on an exchange using their brokerage account.
Importantly, in order to buy and sell Acquisition Shares received as a result of the Reorganization, Target Fund shareholders must hold their Target Fund shares through a brokerage account that can hold shares of an ETF. If Target Fund shareholders do not hold their Target Fund shares through a brokerage account that can hold shares of an ETF, your shares will be liquidated, and the proceeds will be sent to the shareholder of record and will be a taxable event.
No further action is required for Target Fund shareholders that hold shares of the Target Fund through a brokerage account that can hold shares of an ETF.
The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of the Acquiring Fund, nor is it a solicitation of any proxy. Because the Target Fund will reorganize into the Acquiring Fund on the Reorganization Date, you should consider the appropriateness of making a new or subsequent investment in the Target Fund prior to the Reorganization Date. You should consider the investment objectives, risks, strategies, fees and expenses of the Acquiring Fund and Target Fund carefully before investing. To obtain the Acquiring Fund's current prospectus, shareholder reports and other regulatory filings, or to receive a free copy of the Combined Information Statement/Prospectus, once it is available, contact your financial intermediary or visit columbiathreadneedleus.com. The Combined Information Statement/Prospectus contains important information about the Target Fund and Acquiring Fund’s investment objective, strategies, risks, fees, expenses, and the Board’s considerations in approving the Reorganization. The Combined Information Statement/Prospectus is available for free on the Securities and Exchange Commission’s website (www.sec.gov).
Shareholders should retain this Supplement for future reference.
SUP117_03_015_(08/26)